BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Clarke S. Edgar						Mailing Address:
Vice President						P.O. Box 318
Telephone: 212-250-9399				Church Street Station
								New York, NY 10008


								February 13, 1995



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

	Re:  Filing of Schedule 13G on
		Alliance Entertainment Corp.
		(formerly Trinity Capital Opportunity Corp.)


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

							Sincerely,

							/s/Clarke S. Edgar



Enclosures


	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549


	SCHEDULE 13G


	Under the Securities Exchange Act of 1934
	(Amendment No.   1  )*

	 Alliance Entertainment Corp.
	(formerly Trinity Capital Opportunity Corp.)
	_______________________________________
	NAME OF ISSUER:

	Common Stock, $.0001 par value
	_______________________________________
	TITLE OF CLASS OF SECURITIES

	896443 10 8
	_______________________________________
	CUSIP NUMBER


	Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	(Continued on following page(s))
	Page 1 of 5 Pages


CUSIP No. 896443 10 8				Page 2 of 5 Pages

1.NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Bankers Trust New York Corporation, its wholly owned subsidiary, Bankers Trust Company and its indirect wholly-owned subsidiary, BT Capital Corporation

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
			(A)  [ ]
			(B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

	Bankers Trust New York Corporation is a New York corporation; Bankers Trust Company is a New York banking corporation; BT
Capital Corporation is a Delaware corporation

 NUMBER OF	5. SOLE VOTING POWER

  SHARES			3,048,437

BENEFICIALLY	6. SHARED VOTING POWER

 OWNED BY			-0-

  EACH		7. SOLE DISPOSITIVE POWER

REPORTING			3,048,437*

 PERSON		8. SHARED DISPOSITIVE POWER

  WITH			-0-

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					3,048,437*

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
   SHARES *


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

					9.6%


CUSIP No. 896443 10 8				Page 3 of 5 Pages

12.TYPE OF REPORTING PERSON

		Bankers Trust New York Corporation - HC
		Bankers Trust Company - BK
		BT Capital Corporation - CO

Item 1(a)		NAME OF ISSUER:
	Alliance Entertainment Corp. (formerly Trinity
Capital Opportunity Corp.)

Item 1(b)		ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

	115 East 57th Street
	New York, New York  10022

Item 2(a)		NAME OF PERSON FILING:

	Bankers Trust New York Corporation, and its indirect wholly-owned subsidiary, BT Capital Corporation.

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

	Bankers Trust New York Corporation, Bankers Trust
Company and BT Capital Corporation are located at
280 Park Avenue, New York, New York  10017

Item 2(c) 	CITIZENSHIP:

	Bankers Trust New York Corporation and Bankers Trust
Company are incorporated in the State of New York with its principal business office located in New
York; BT Capital Corporation is incorporated in the State of Delaware with its principal business office located in New York.

Item 2(d)	TITLE OF CLASS OF SECURITIES:

	Common Stock, $.0001 par value, of Alliance
Entertainment Corp.

Item 2(e)	CUSIP NUMBER:

	896443 10 8

Item 3	FILING STATUS UNDER RULE 13d-1(b) or 13d-2(b):

	Not applicable. This Schedule is filed pursuant to Rule 13d-1(c).



CUSIP No. 896443 10 8				Page 4 of 5 Pages

Item 4	OWNERSHIP:

	(a)  Amount Beneficially Owned:

	(1) BT Capital Corporation owns 2,974,937 shares of common stock which amount includes 407,903 warrants currently exercisable into common stock.

	(2) Bankers Trust Company as investment advisor owned 73,500 shares of common stock

	(b)  Percent of Class:

	BT Capital Corporation owns 9.4% of the outstanding common stock

	Bankers Trust Company owns 0.2% of the outstanding common stock

	(c)(1) Number of shares as to which BT Capital
Corporation has:

	        (i)  sole power to vote or to direct the
                          vote - 2,974,937

	       (ii)  shared power to vote or to direct the
                          vote - 0

                   (iii)  sole power to dispose or to direct the
	             disposition of - 2,974,937

	       (iv)  shared power to dispose or to direct
                           the disposition of - 0

	(c)(2) Number of shares as to which Bankers Trust
Company has:

	        (i)  sole power to vote or to direct the
                          vote - 73,500

	       (ii)  shared power to vote or to direct the
                          vote - 0

                   (iii)  sole power to dispose or to direct the
	             disposition of - 73,500

	       (iv)  shared power to dispose or to direct
                           the disposition of - 0


Item 5	OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:

	Not applicable.

CUSIP No. 896443 10 8				Page 5 of 5 Pages

Item 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
 ANOTHER PERSON:

	Not applicable.

Item 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY:

	See Exhibit to Item 7.

Item 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP:

	Not applicable.

Item 9	NOTICE OF DISSOLUTION OF GROUP:

	Not applicable.

Item 10	CERTIFICATION:

	Not applicable.


	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1994

Signature:  BANKERS TRUST NEW YORK CORPORATION


	/s/James T. Byrne, Jr.
By:             James T. Byrne, Jr.
Title:          Secretary

Signature:  BT CAPITAL CORPORATION


	/s/Heidi Silverstein
By:             Heidi Silverstein
Title:          Secretary

Signature:  BANKERS TRUST COMPANY


	/s/James T. Byrne, Jr.
By:             James T. Byrne, Jr.
Title:          Secretary



	EXHIBIT TO ITEM 7


	The chain of ownership from Bankers Trust New York
Corporation to BT Capital Corporation, the subsidiary which acquired the security being reported on, is shown below:

	Bankers Trust New York Corporation
	|
|
Bankers Trust Company
|
	|
	BT Holdings (New York), Inc.
	|
	|
	BT Capital Corporation

  Includes 407,903 warrants currently exercisable into common stock.